# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearmind Medicine Inc, CIK 0001892500
CUSIP: 185053402
Title of class of securities: Common Shares, no par value per share
Address of issuer's principal executive offices: 101 - 1220 West 6th Avenue, Vancouver, British Columbia Canada (A1), V6H1A5
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002092834

## Reporting persons
- Nissim Daniel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Clearmind Medicine Inc
Address of issuer's principal executive offices: 101 - 1220 West 6th Avenue, Vancouver, British Columbia V6H1A5

## Item 2. Person Filing
Name of person filing: Nissim Daniel
Address of principal business office or, if none, residence: 5 Harav Levin Street, Ramat Gan, Israel 5226039
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein
Percent of class: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to vote or to direct the vote: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Sole power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.
Shared power to dispose or to direct the disposition: See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Person, which is incorporated herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nissim Daniel: /s/ Nissim Daniel, Nissim Daniel (03/09/2026)